United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fidelity D&D Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31609R100
CUSIP Number

Brian J. Cali
103 East Drinker Street
Dunmore, PA 18512
570-344-2029
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31609R100

1	Names of Reporting Persons: Brian J. Cali
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Pennsylvania, United States
Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 130,626.8118
	8	Shared Voting Power 4,150
	9	Sole Dispositive Power 130,626.8118
	10	Shared Dispositive Power 4,150
11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,776.8118
12	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.44%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends and restates Items 3, 4, and 5 hereof. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented, or superseded by information contained in this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration

On June 10, 2009, the Reporting Person acquired beneficial ownership of 4,150 options to purchase shares of the Issuer’s common stock as co-executor of Samuel C. Cali’s estate and 60,680 shares of the Issuer’s common stock as co-trustee of the Jane Cali GST – Exempt Bypass Trust.

On October 23, 2009, 30,340 shares held in the Jane Cali GST – Exempt Bypass Trust were transferred into the Samuel C. Cali GST – Exempt Residuary Trust with the Reporting Person as the sole trustee and beneficiary. The balance of the shares held in the Jane Cali GST – Exempt Bypass Trust were transferred into a trust of which Guy F. Cali, the Reporting Person’s brother, is the sole trustee and beneficiary and to which the Reporting Person has no claim to direct or indirect beneficial ownership of the shares of the Issuer held in such trust.

Item 4. Purpose of Transaction

This report includes 4,150 options to purchase shares of the Issuer’s common stock held in the estate of Samuel C. Cali, the father of the Reporting Person, and 30,340 shares of the Issuer’s common stock transferred from the Jane Cali GST – Exempt Bypass Trust into the Samuel C. Cali GST – Exempt Residuary Trust. Samuel Cali’s will named the Reporting Person and Guy Cali co-executors of Samuel Cali’s estate. The Reporting Person is the sole trustee and beneficiary of the Samuel C. Cali GST – Exempt Residuary Trust. As co-executor of Samuel Cali’s estate, the Reporting Person acquired shared beneficial ownership of 4,150 options to purchase shares of common stock of the Issuer. Upon final disposition of Samuel Cali’s estate, the Reporting Person and Guy Cali each expect to be the sole beneficial owner of approximately 50% of the 4,150 options held in Samuel Cali’s estate.

On October 23, 2009, the shares held in the Jane Cali GST – Exempt Bypass Trust were transferred as described in Item 3, and the Reporting Person and Guy Cali each became the sole beneficial owner of 30,340 shares of the Issuer previously held in the Jane Cali GST – Exempt Bypass Trust.

As described below in Item 5(a), the Reporting Person beneficially owned 6.44% of the Issuer at the time of this report. As a result, the Reporting Person is required to report his beneficial ownership of the common stock of the Issuer on this Schedule 13D.

Except as set forth in Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)           The Reporting Person beneficially owns 134,776.8118 shares of common stock of the Issuer which, as of October 30, 2009, accounted for 6.44% of the Issuer’s issued and outstanding common stock.

(b)           The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 130,626.8118 shares of common stock of the Issuer including 30,340 shares of common stock of the Issuer the Reporting Person received as the sole trustee and beneficiary of the Samuel C. Cali GST – Exempt Residuary Trust and 3,050 shares of common stock of the Issuer subject to options exercisable within 60 days of October 30, 2009.

The Reporting Person shares the power to vote or direct the vote and shares the power to dispose or to direct the disposition of 4,150 shares of common stock of the Issuer subject to options exercisable within 60 days of October 30, 2009. The options are held in the estate of Samuel Cali of which the Reporting Person shares the dispositive powers with Guy F. Cali as co-executor.

(c)           Transactions in the securities effected during the past sixty days: None.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)           The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 16, 2009

Signature	/s/ Brian J. Cali

Name/Title	Brian J. Cali